April 5, 2003

The Board of Directors
Clayton Homes, Inc.
5000 Clayton Road
Maryville, TN 37804

COPY

Dear Members of the Board,

LPG BUILDING
34 BERMUDIANA ROAD
HAMILTON HM 11
BERMUDA
P.O. BOX HM 571
HAMILTON HM CX
BERMUDA
TELEPHONE:
+1 (441) 296 3000
FACSIMILE:
+1 (441) 296 3001
E-MAIL:
mail@orbisfunds.com
WEB SITE:
www.orbisfunds.com

This letter is written on behalf of one of the largest independent shareholders of Clayton Homes. Funds managed by Orbis have been extremely supportive shareholders over the last four years and now own 7,250,765 shares.

It was with shock that we at Orbis Investment Management Limited read the announcement that the Board had unanimously approved a merger agreement with Berkshire Hathaway whereby shareholders are to receive only $12.50 in cash for their shares. Over the past four days our sentiment has changed from shock to indignation. We have come to believe that the Board has fallen woefully short of their fiduciary duty in regard to independent shareholders. Clayton Homes is worth well above $12.50 per share.

To be clear, we think the concept of selling the company to a body such as Berkshire Hathaway is in principle a good idea. Such a transaction would add so much value that there would be ample to be spread across management, employees, independent shareholders and the buyer. Our outrage stems from our belief that the Board has not fulfilled its fiduciary duty to ensure that an adequate due process takes place to ensure that independent shareholders participate equitably from the benefits of selling the company. At $12.50 in cash this deal clearly maximizes the considerable benefits for others at the expense of independent shareholders. Indeed, the voting and merger agreements seem to be structured with the specific intent of minimizing the extent to which independent shareholders participate in the benefits created by the transaction. Such actions at a time of heightened moral, legal and regulatory sensitivity to the fiduciary responsibility of board members are outrageous.

This letter is an inadequate medium for us to discuss the reasoning behind our conclusions and potential solutions. Instead we request meetings with the Board, the independent directors and their advisors before the proxy statement is finalized. We should point out that we have gauged the reaction of the large majority of Clayton's other top 10 independent shareholders to the offer. Without exception they left the clear impression that they would not have elected to sell their shares to Berkshire Hathaway at $12.50, would be inclined to vote no, and are at best frustrated that the agreement to vote management's 28% in favor has rendered their vote virtually meaningless.

As public equity investors, we are used to voting with our feet but for the first time in our history we believe the injustice being served on independent shareholders is so extreme that something must be done. To quote from Warren Buffett's own letter to shareholders of Berkshire Hathaway this year: "directors should behave as if there was a single absentee owner, whose long-term interest they should try to further in all proper ways." In going on to discuss why directors often don't meet this obligation Mr. Buffett states "It's [almost impossible in a boardroom populated by well-mannered people] to question a proposed acquisition that has been endorsed by the CEO, particularly when his inside staff and outside advisors are present and unanimously support his decision." Finally, in suggesting what needs to be done when directors have not met their fiduciary duty Mr. Buffett proposes that institutional managers should "exert their will on problem situations." We are doing just that.

We look forward to your timely response.

Respectfully,

William B. Gray
President